Mail Stop 4561

May 3, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re: Xplore Technologies Corp.**
> **Amendment No. 5 to Form S-4**
> **Filed on April 17, 2007**
> **File No. 333-138675**

Dear Mr. Rapisand:

We have reviewed your amendment to Form S-4 and have the following accounting comments. Please note that any additional legal comments will be issued in a separate letter.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP, page 76

1.   We note your response to comment 3 in our letter dated April 27, 2007 where you indicate that the Company provided D&T with a copy of the revised Item 304 disclosures, however as of the date of your response (April 30, 2007) D&T had not provided the Exhibit 16 letter. Based on conversations between D&T and the Company and D&T and the Staff, it appears that they intend to provide this letter during the early part of the week beginning on May 7, 2007. Therefore, please revise to include the updated Exhibit 16 letter in your next amendment.

Audited Financial Statements

Note 9 – Debentures, page F-27

2.   We note your response to comment 5 in the Staff's letter dated April 27, 2007. We have the following additional comments with regards to your calculations of

the beneficial conversion feature on the December 2004 debentures and the
revisions to your financial statements:

- It appears that the Company determined the fair value of the warrants as the
difference between the face value and fair value of the <u>debentures</u>. The fair
value of the warrants, however, should be calculated by inputting the
Company's assumptions into an option-pricing model (e.g. Black-Scholes)
and applying the calculated value to the 9,100,000 warrants granted. Based
on the assumptions provided on page F-28 (discount rate of 3.4%, volatility of
100% and dividend rate of 0%) and assuming the exercise price of the
warrants at $0.55; the stock price of $0.49 (US dollars) and the term of 5 years
it would appear that the warrant value is approximately $0.36 per unit or
approximately $3,276,000. Please explain your calculations or revise your
financial statements accordingly.

- Your calculations of the beneficial conversion feature were based on the
debenture conversion price and did not take into consideration the "effective"
conversion price (after allocating the proceeds between the debentures and the
warrants based on relative fair values and dividing by the 11,363.636 shares to
be received on conversion). We refer you to Issue 1 of EITF 00-27. Please
revise your calculations and financial statements accordingly.

- The beneficial conversion feature should be amortized to interest expense and
not recorded as a deemed dividend. Also, this amount should be amortized
over the term of the debenture and not recorded all at once upon issuance,
even though the debentures are immediately convertible. We refer you to
Issue 6 of EITF 00-27. Please revise your financial statements and disclosures
accordingly.

- Tell us how you considered these potential restatement issues and their impact
on the recapitalization transaction in May 2006. In this regard, it would
appear that at the time of the recapitalization, the December 2004 debentures
would have a remaining unamortized discount balance (from the beneficial
conversion feature and the fair value of the warrants) that should be recorded
as loss on extinguishment of debt in your interim financial statements. Please
explain or revise your financial statements accordingly.

3.   Considering the revisions previously made to your 2005 "restated" financial
statements as well as the revisions that may be required in both the 2005 and 2006
financial statements based on our previous comment, tell us how your auditors
considering including a reference in their audit repot related to these corrections
of errors. We refer you to AU 508.16 and AU 561.06. Also, revise to include a
discussion of the impact of the restatement in the notes to your financial
statements.

You may contact the undersigned at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via facsimile: (212) 895- 2900
        Jonathan J. Russo, Esq.
        Thelen Reid Millstein Felder & Steiner LLP